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FOR IMMEDIATE RELEASE

              VIMPELCOM BOARD RECOMMENDS MERGER WITH WHOLLY-OWNED
          SUBSIDIARY IN AN EFFORT TO RESOLVE THE ISSUES RAISED BY THE
                                   REGULATOR

Moscow and New York (March 25, 2004) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") today announced that the VimpelCom board unanimously recommended the merger of Open Joint Stock Company KB Impuls into VimpelCom for approval by shareholders at the upcoming VimpelCom annual meeting of shareholders (the "AGM"). Notwithstanding favorable rulings by the Russian courts last week, the board's decision was based upon public statements by the former Minister of Communications that a reissuance of the licenses of KB Impuls to VimpelCom would resolve the issues raised by the regulator. The merger will result in the reissuance of the licenses. The AGM will be held in Moscow on May 26, 2004. KB Impuls, VimpelCom's wholly-owned subsidiary, holds the GSM-900/1800 license for the city of Moscow and the Moscow region and other related licenses, frequencies and permissions.

Also today, VimpelCom resubmitted to the newly established Ministry of Transport and Communications the applications for the transfer of Open Joint Stock Company VimpelCom-Region's licenses, frequencies and related permissions to VimpelCom. These applications were initially submitted in connection with the merger of VimpelCom-Region into VimpelCom, which was approved at the meeting of the Company's shareholders on October 24, 2003, but were returned to VimpelCom on March 23, 2004. According to the Ministry of Communications, the applications were returned because the Ministry of Communications is not authorized to act upon the applications as a result of the reorganization of the government.

Alexander Izosimov, Chief Executive Officer of VimpelCom, stated "We trust that the Ministry of Transport and Communications will welcome these actions and will take the required regulatory steps to resolve the pending issues. We count on the Ministry to expeditiously reissue the licenses, frequencies and related permissions in connection with the mergers of VimpelCom-Region and KB Impuls into VimpelCom so that we could continue providing uninterrupted services to our customers. As is the case with our pending merger of VimpelCom-Region into VimpelCom, the KB Impuls merger into VimpelCom will be conditioned upon the transfer of all of KB Impuls' licenses, frequencies and related permissions to VimpelCom."

Under Russian law, although KB Impuls is a wholly-owned subsidiary of VimpelCom, the merger of KB Impuls into VimpelCom requires interested party transaction approval. Accordingly, Alfa Group and Telenor will not be eligible to vote on certain resolutions at the AGM. In addition, the proposed merger will be subject to various Russian regulatory approvals and satisfaction of other conditions precedent.

VimpelCom Board Recommends Merger With Wholly-Owned Subsidiary In an Effort To Resolve The Issues Raised By The Regulator
Page 2 of 2

VimpelCom will submit a copy of the materials for the AGM, which describes the merger of KB Impuls into VimpelCom in greater detail, to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the shareholder meeting materials will be available for review on VimpelCom's website in the http://www.vimpelcom.ru/investors/sec/sec.html section.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the consummation of the KB Impuls merger which is subject to shareholder, regulatory and certain other approvals, as well as certain other conditions precedent, including the transfer of all of KB Impuls' licenses, frequencies and related permissions to VimpelCom. These statements also relate to the consummation of the VimpelCom-Region merger, which is subject to final shareholder approval and the transfer of all of VimpelCom-Region's licenses, frequencies and related permissions to VimpelCom. There can be no assurance that the licenses, frequencies and related permissions of either VimpelCom-Region or KB Impuls will be transferred to VimpelCom in a timely and complete manner. There can also be no assurance that the KB Impuls merger, if consummated, will resolve the issues raised by Gossvyaznadzor regarding the agency relations between KB Impuls and VimpelCom. If any of the approvals are not obtained or any condition precedent is not met, the merger will not be consummated. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events. For more information, please contact:

Valery Goldin                          Christopher Mittendorf
VimpelCom (Moscow)                     Edelman Financial Worldwide
Tel: 7(095) 974-5888                   Tel: (212) 704-8134
vgoldin@VimpelCom.com                  christopher.mittendorf@edelman.com